Filed Pursuant to Rule 424(b)(5)
Registration No. 333-190651

AMENDMENT NO. 1 TO

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 19, 2014

(to the Prospectus Dated August 23, 2013)

3,605,042 Shares of

Common Stock

This prospectus supplement amends the prospectus supplement dated September 19, 2014 to the prospectus dated August 23, 2013, relating to the sale by us of 3,605,042 shares of our common stock. You should read this prospectus supplement in conjunction with the prospectus supplement dated September 19, 2014 to the prospectus dated August 23, 2013, and this supplement is qualified by reference thereto, except to the extent that the information in this supplement supersedes the information contained in such prospectus supplement.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-8 of the prospectus supplement dated September 19, 2014 and in the documents incorporated by reference therein.

Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 23, 2014

Explanatory Note

We are filing this supplement to the prospectus supplement dated September 19, 2014 (the “Prospectus Supplement”) to amend the second paragraph of the section titled “Private Placement Transaction Warrants” on page S-34 to reflect that the Beneficial Ownership Limitation will not apply for any holder of warrants who as a result of this offering will hold more than 9.99% of our outstanding common stock.

The following information replaces the second paragraph of the section titled “Private Placement Transaction and Warrants” on page S-34 of the Prospectus Supplement as follows:

Each Warrant will be exercisable on the date of its issuance (the “Initial Exercise Date”) at an exercise price of $3.36 per share, subject to adjustment. The Warrants will be exercisable for five years from the date of issuance, but not thereafter. Subject to limited exceptions, a holder of Warrants will not have the right to exercise any portion of its warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of shares of our common stock outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Limitation”); provided, however, that upon 61 days’ prior notice to the Company, the holder may increase or decrease the Beneficial Ownership Limitation, provided that in no event shall the Beneficial Ownership Limitation exceed 9.99%.  Notwithstanding the foregoing, the Beneficial Ownership limitation shall not apply for any holders who will hold more than 9.99% of our outstanding common stock immediately following the closing of this offering and such provision shall be omitted in the Warrant held by any such holder.